#2320-555 W. Hastings St., Vancouver, BC, V6B 4N4
604-742-1111

July 16, 2009

Katherine Wray
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Wray:

Re:       Intelimax Media Inc. (the “Company”, “we”, “our”)
Registration Statement on Form S-1
Filed June 12, 2009
File No. 333-159963

Prospectus Summary, page 3

1.
Please revise your disclosure here and in Business to express clearly the status of the company’s business.  Clarify what you have accomplished to date, and what remains to be accomplished in order for the company to begin to generate more than nominal revenues.  Provide a discussion of your business plans for the next 12 months.  We note that much of the disclosure here and in Business relates solely to the future, for example by describing Intelimax’s “planned products and services” and what its websites “will provide.”  Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished.  To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.

Response: We have revised the disclosure in the ‘Prospectus Summary’ and ‘Business’ sections to clearly express the status of our business.  Please see our amended Registration Statement on Form S-1/A filed on the same day as this correspondence for the revised disclosure.

Risk Factors, page 7

2.
We note the disclosure in your discussion of liquidity and capital resources on page 33 that you do not have sufficient cash on hand to cover your expenses for one month and that you anticipate generating nominal revenues in the near future.  We note further that you intend to meet your cash requirements for the next 12 months through private placements of debt and equity, but that there is no assurance that any financing will be available at all or on acceptable terms.  Please include a prominently-placed paragraph in your risk factor disclosure that alerts investors to your capital resource deficiencies and the risks that condition presents.  In that paragraph state the minimum dollar amount of additional capital you believe you must obtain to fund your projected operations for a minimum of 12 months from the date of the prospectus.

Response:  We have added a risk factor regarding our capital resources to the ‘Risk Factors’ section of our amended Registration Statement on Form S-1/A.  The revised disclosure prominently placed as Risk #1 reads:

“1. We do not have sufficient capital resources to meet our cash requirements for the next 12 months and there can be no certainty that we will be able to secure the financing required to meet those requirements.  If we do not have sufficient capital to fund our operations, you may lose your investment.

As of March 31, 2009 we had CAD $17,888 in our bank account.  For the year ended March 31, 2009 our monthly cash requirement was approximately $19,000.  As of March 31, 2009 we did not have sufficient capital resources to fund our operations for one month.  We intend to meet our ongoing cash requirements of CAD $1,047,000 for the next 12 months through a combination of equity and debt financing.  However, there can be no assurance that we will be able to secure such financing.  If financing is available, it may involve issuing securities which could be dilutive to holders of our shares.  In the event we do not raise additional capital from conventional sources, such as our existing investors or commercial banks, it is likely that our growth will be restricted and we may be forced to scale back or curtail implementing our business plan and our business may fail.  If we do not have sufficient capital to fund our operations, you may lose your investment.”

Because our auditors have issue a going concern opinion…page 7

3.
Please explain why your ability to achieve and maintain profitability and cash flow is dependent upon completion of this offering, given your disclosure elsewhere that the company will not receive any proceeds from the sale of stock by the selling shareholders pursuant to the registration statement.

Response:  Although we will not receive any proceeds from the sale of stock by the selling shareholders, we believe that it will be impossible for a market for our securities to develop and for the investment of our shareholders to have liquidity until our registration statement is declared effective as there are currently no free trading securities held by our shareholders.  It is our opinion that if this registration statement is declared effective and a market for our securities develops, we may be able to provide shareholders with liquidity for their investment.  By doing so, we believe that we will have a greater chance of securing equity financing which we require to develop our business and achieve profitability and cash flow.

Selling Stockholders, page 12

4.
Please disclose the individual or individuals who have sole or shared voting and dispositive powers with respect to the shares being offered for resale by Everest Ltd.  See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  We have revised our disclosure as requested to name the individual who has sole voting and dispositive powers with respect to the shares being offered for resale by Everest Ltd.  Please see our amended Registration Statement on Form S-1/A filed on the same day as this correspondence for the revised disclosure.

Plan of Distribution, page 16

5.
The fourth paragraph of this section states that there is no assurance that the company’s common stock will be quoted on the OTC Bulletin Board and that the company does not currently meet the requirements to be quoted on the OTC Bulletin Board.  Please reconcile these statements with disclosure elsewhere in the document that states that the company is eligible to be, and is in fact, quoted on the OTC Bulletin Board.

Response:  We have removed the following disclosure from our amended Registration Statement on Form S-1/A:

“There is no assurance that our common stock will be quoted on the OTC Bulletin Board. We do not currently meet the existing requirements to be quoted on the OTC Bulletin Board, and we cannot assure you that we will ever meet these requirements.”

Description of Business

Forward-Looking Statements, page 20

6.
In referring to market and industry data you attribute to third parties, you state: “We have not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this report.”  Delete language that states or implies that you are not responsible for the information you include in the document.  Additionally, eliminate language that states or implies that the information you provide may not be accurate.

Response:  We have removed the following disclosure from our amended Registration Statement on Form S-1/A:

“We have not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this report.”

and

“As a result, investors should not place undue reliance on these forward-looking statements.”

Competition, page 25

7.
We note the detailed discussion of the competitive advantages of your various products.  Please expand to provide a succinct and balanced explanation of the company’s competitive position in the markets in which it competes.  Disclose any negative factors pertaining to your competitive position. See Item 101(h)(4)(iv) of Regulation S-K.

Response:  We have revised our disclosure as requested.  We have added the following disclosure in for

Gamboozle.com:

“We face competition from various websites currently in operation which provide products and services similar to those of Gamboozle.com ranging from micro home-business based businesses to multi-million dollar international enterprises.  Some of our major competitors are Armorgames.com, pogo.com, miniclip.com, crazymonkeygames.com and newgrounds.com, as well as Gambling911.com, Casino.com, Pokerpages.com and Gambling.com which primarily offer casino type games.

Many of these competitors have longer operating histories, greater brand recognition, a higher number of subscribers and visitors to their websites, and better financial resources than we do.  In order for us to successfully compete in the online gaming industry, we will need to attract more visitors to Gamboozle.com through advertising and attractive content.  However, there can be no assurance that we will be able to attract sufficient visitors even if we fully develop Gamboozle.com and introduce all of our anticipated content to effectively compete in this marketplace.”

ClimateSeek.com:

“We will face competition in from a number of websites ranging from micro home-business based businesses to multi-million dollar international enterprises.  Websites such as TreeHugger.com, ENN.com and Terrapass.com provide various services pertaining to environmental news, information and the sale of carbon credits. These three websites have longer operating histories, greater brand recognition, a higher number of visitors and better financial resources than we do.  In order for us to successfully compete in this marketplace, we will need to attract more visitors to Climateseek.com through advertising and attractive content.  However, there can be no assurance that we will be able to attract sufficient visitors, and efficiently compete in this marketplace, even if we fully develop Climateseek.com and introduce all of our anticipated content.”

and

“Though these institutions and exchanges are far better established and have greater financial resources than us, they focus on institutional and corporate clients whereas Climateseek.com will cater mostly to the trading of carbon credits by individuals.”

Please see the ‘Competition’ section in the business description of our amended Registration Statement on Form S-1/A filed on the same day as this correspondence for the revised disclosure.

Fantasy Sports:

“Fantasy sports platforms such as ours are available on all of the major sports related news sites such as ESPN.com, CBS Sportsline and TSN.ca as well as less established websites focused on the fantasy sports marketplace.  Many of these competitors have a much larger subscriber base, substantially greater financial resources and can gain access to subscribers and visitors through advertising and awareness over many different forms of media, including television networks owned by them.  We hope to be able to effectively compete against the established websites in this marketplace by providing a fantasy sports platform with the following advantages:”

Subscription Poker:

“These three websites have longer operating histories, greater brand recognition, a higher number of visitors and better financial resources than we do.  In order for us to successfully compete in this marketplace, we will need to provide unique content and appropriately market our software.”

We have also added general disclosure at the end of the “Competition” section which reads:

“Our competitors may develop similar software to ours and use the same methods as we do and generally be able to respond more quickly to new or emerging technologies and changes in legislation and regulations relating to the industry.  Additionally, our competitors may devote greater resources to the development, promotion and sale of their software or services than we do. Increased competition could also result in loss of key personnel, reduced margins or loss of market share, any of which could harm our business.”

Please see our amended Registration Statement on Form S-1/A filed on the same day as this correspondence for the revised disclosure.

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 33

General

8.
We note that your Management’s Discussion and Analysis currently contains separate sections that address the historical financial statements of your predecessor company Cicero Resources Corp.  It is unclear why these sections are included in the filing in the manner in which they are currently presented. Management’s Discussion and Analysis should be that of Intelimax, as the filer and the issuer of the shares being registered for resale.  To the extent that you have engaged in transactions since the date of the most recent historical financial statements included in the registration statement, such as the May 2009 transaction with Cicero, or are aware that your historical results will not be consistent with future results, please address such subsequent events and/or known trends in Intelimax’s Management’s Discussion and Analysis. Please reorganize and consolidate your presentation to address the historical financial statements of Intelimax, together with any additional information necessary to reflect changes in your financial condition, liquidity and the manner in which you will be operating in the future (as opposed to the manner in which you operated in the past) as a consequence of the Cicero transaction or otherwise.  As an example only, to the extent that the filer will incur additional material costs relating to public reporting obligations as a result of the Cicero transaction, such additional costs should be addressed in Management’s Discussion and Analysis.

Response: As per the telephone conversation between our counsel and Katherine Wray we have moved the financial statements of Cicero Resources Corp. for December 31, 2008 and March 31, 2009 to the end of the amended Registration Statement on Form S-1/A and eliminated the ‘Management’s Discussion and Analysis’ section for these two sets of financial statements.  We have also made minor revisions to the ‘Management’s Discussion and Analysis’ section for the March 31, 2009 year-end financial statements of Intelimax Media Inc. to reflect the transaction which occurred between Cicero Resources Corp. and Intelimax Media Inc.

Please see our amended Registration Statement on Form S-1/A filed on the same day as this correspondence for the revised disclosure.

Directors and Executive Officers

Conflicts of Interest, page 45

9.
We note your disclosure that your president, Michael Young, also serves as the chief executive officer and director of Carbon Friendly Solutions, Inc., a company that has a business model with similarities to that of ClimateSeek.com, and that he may not present business opportunities to Intelimax unless Carbon Friendly Solutions has first declined to accept them.  Please elaborate to explain how you nonetheless concluded that you “do not anticipate any material business opportunities will cause a conflict of interest for Mr. Young” as a result of his respective obligations to Intelimax and Carbon Friendly Solutions.  Consider providing risk factor disclosure regarding the potential conflict of interest of your president.

Response:  We have revised our disclosure to more clearly indentify the reasons that we do not believe Michael Young’s affiliation with Carbon Friendly Solutions, Inc. will result in a conflict of interest.  Intelimax Media Inc. and Carbon Friendly Solutions, Inc. have different business plans and focus on separate areas of the ‘environmentally conscious’ industry.  As such, it is highly unlikely that the two companies will be competing for business opportunities at any point and we do not believe this to be a material risk which requires disclosure in the ‘Risk Factors’ section of the Prospectus.  The revised disclosure reads as follows:

“Though the ClimateSeek.com business model and the Carbon Friendly business model are both based on revenue production from environmentally conscious activities, we do not anticipate any material business opportunities will cause a conflict of interest for Mr. Young as a result of his obligations to both entities due to Carbon Friendly’s distinct business focus.  Carbon Friendly focuses on developing projects in the reforestation, biomass and renewable energy sectors.  ClimateSeek.com focuses on climate awareness internet search functionality, advertising, publishing, product sales and social networks. It is possible that the activities of Carbon Friendly will be complimentary to Climateseek.com as carbon credits developed from Carbon Friendly’s projects may be sold on Climateseek.com in the future; however, it is unlikely that a conflict of interest will develop.”

Please see our amended Registration Statement on Form S-1/A filed on the same day as this correspondence for the revised disclosure.

Certain Relationships and Related Transactions, page 49

10.
We note your tabular disclosure of consulting, management and professional fees paid to your management, officers and directors.  Please provide all of the information required by Item 404(d)(1) of Regulation S-K for each transaction or arrangement that is required to be disclosed by that Item.  For example, disclose the name of the related person involved in each such transaction, the basis upon which that person is a related person, and the approximate dollar value of the related person’s interest in the transaction.

Response:  We have revised our disclosure to provide more details on the related party transactions.  We have removed the tabular disclosure and instead included the following:

“We incurred $3,911 in expenses for the year ended March 31, 2009 and $47,000 for the year ended March 31, 2008 with John Buttedhal, the beneficial owner of more than 5 percent of our voting securities, for consulting fees.

We incurred $36,625 in expenses for the year ended March 31, 2009 (2008-$nil) with Glen Little, the beneficial owner of more than 5 percent of our voting securities.

We incurred $78,000 in expenses for the year ended March 31, 2009 and $72,000 for the year ended March 31, 2008 with Michael Young, our director, President and Secretary.

We incurred $3,000 in expenses for the year ended March 31, 2009 and $7,500 for the year ended March 31, 2008 with Ping Shen, our Chief Financial Officer, Principal Accounting Officer, Treasurer and director.

As of March 31, 2009, our accounts payable and accrued liabilities included $49,457 to Michael Young, our director, President and Secretary, for management fees, $21,000 to Ping Shen, our Chief Financial Officer, Principal Accounting Officer, Treasurer and director, for accounting fees, and $47,275 to Realbrand Advertising & Marketing, a company owned and controlled by our Chief Executive Officer and director, Charles Green, for website development costs, and $352 to Charles Green for expenses. The amounts due are unsecured, non-interest bearing, and due on demand.

As of March 31, 2008, accounts payable and accrued liabilities included $7,432 to Michael Young, our director, President and Secretary, for management fees, $23,000 to Ping Shen, our Chief Financial Officer, Principal Accounting Officer, Treasurer and director, for accounting fees, $11,625 to John Buttedahl, a beneficial owner of more than five percent of our voting securities, for consulting fees, $12,000 to Realbrand Advertising & Marketing, a company owned and controlled by our Chief Executive Officer and director, Charles Green, for website development costs, and $352 to Charles Green for expenses. The amounts due are unsecured, non-interest bearing, and due on demand.

As of March 31, 2009, the Company owed $12,000 (2008 - $nil) to Richard Skujins, our director, for cash advances provided on our behalf.  The amount owing is unsecured, non-interest bearing, and due on demand.”

Please see our amended Registration Statement on Form S-1/A filed on the same day as this correspondence for the revised disclosure.

Exhibits

Exhibit 5.1 – Legal Opinion of Bacchus Law Corporation

11.
The opinion set forth in paragraph no. 2 is apparently given with respect to all 23,349,567 shares of the company’s stock that are currently issued and outstanding, but it is not clear from the wording of the legal opinion whether the 10,432,000 shares being offered pursuant to the registration statement are included in this amount.  Please provide a revised legal opinion that specifically relates to the shares being registered for resale, and clarifies, if accurate, that such shares are validly issued, fully paid and non-assessable.

Response:  We have attached a revised opinion from our counsel as Exhibit 5.1 to our Registration Statement on Form S-1/A filed on the same day as this correspondence.

The revised opinion reads:

“We refer to the registration statement for Intelimax Media Inc., a British Columbia corporation (the “Company”), on Form S-1 (the “Registration Statement”) filed with the SEC under the Securities Act of 1933. The Registration Statement relates to the registration for resale of up to 10,432,000 shares of the Company’s common stock, $0.00001 par value, under the Securities Act of 1933.

In rendering the opinions hereinafter expressed, we have examined originals or copies, certified or otherwise, identified to our satisfaction, of (1) the Registration Statement, together with all exhibits thereto; (2) the Company’s Notice of Articles and Articles (3) the minutes and resolutions of the Board of Directors and shareholders of the Company, all as provided to us by the Company; and (4) such other documents and instruments that in our judgment are necessary or appropriate to enable us to render the opinions expressed below.

We are qualified to practice U.S. corporate and securities law as our attorneys are called to various state bar associations in the United States. Further, we regularly provide legal services to companies incorporated in the Province of British Columbia and consequently have developed broad knowledge and understanding of British Columbia corporate law. We furnish this opinion to the Company and solely for your benefit. Our opinion is subject to the qualification that no opinion is expressed herein on the application of state securities or blue sky laws.

Please be advised that we have reached the following conclusions regarding the above offering:

1.
The Company is a duly and legally organized and existing British Columbia corporation, with its registered office located at 925 W. Georgia Street, Suite 1820, Vancouver, British Columbia, Canada, V6C 3L2 and with a US registered office for service at 701 Fifth Avenue, Suite 4200, Seattle, Washington, 98104. The Company’s Notice of Articles, resulting from the merger of Cicero Resources Corp. and Intelimax Media Inc. were issued by the British Columbia registrar of companies on May 28, 2009. The Company's existence and form is valid and legal pursuant to the above representation.

2.
The Company is a fully and duly incorporated British Columbia corporate entity with one class of common stock at this time. Neither the Company’s Notice of Articles, Articles, or any amendments thereto, nor any subsequent resolutions change the non-assessable characteristics of the Company's common stock. The 23,349,567 shares of the Company’s common stock previously issued by the Company to the security holders, including the 10,432,000 shares being offered pursuant to this registration statement (the “Shares”), are in legal form and in compliance with the laws of the Province of British Columbia, and are duly authorized, legally issued, fully paid and non-assessable. In addition, we are of the opinion that when sold pursuant to the Registration Statement, the Shares will continue to be duly authorized, validly issued, fully paid and non-assessable shares of the Company's common stock.

3.	The Company's Shares are all common shares. None of the Company’s security holders hold liquidation preference rights upon the voluntary or involuntary liquidation of the Company.

4.	By resolution of its Board of Directors, the Company has authorized the issuance of up 1,197,000 shares of common stock pursuant to the exercise of warrants.

5.
The Company's Articles of Incorporation presently authorize the Company to issue 150,000,000 shares of common stock, $0.00001 par value, and 20,000,000 shares of preferred stock, $0.00001 par value. Therefore, the resolution of the Company’s Board of Directors which authorized the issuance of up to 1,197,000 shares of common stock underlying warrants was within the authority of the Company’s directors.”

Please let me know if you have any other concerns.

Yours truly,

/s/ Michael Young
Michael Young,
President, Intelimax Media Inc.